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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitian Capital Investment Banc, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 East Ontario
(No. and Street)

Chicago	Illinois	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Presberg 312 640 2304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Ste 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Novel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan Capital Investment Banc, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



"OFFICIAL SEAL"
BRANDON J. MOLASKI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 07/21/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

December 31, 2015

Contents


RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Board of Directors
Metropolitan Capital Investment Banc, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Metropolitan Capital Investment Banc, Inc. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Metropolitan Capital Investment Banc, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 26, 2016

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METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2015

Assets		
Cash and cash equivalents	$	451,729
Non-marketable securities		3
Accounts receivable		5,317
Prepaid expenses		29,458
Other assets		724
Total Assets	$	487,231
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	31,765
Tax payable		22,170
Due to affiliate		34,781
Total Liabilities		88,716
Shareholder's Equity		
Common stock, $50 par value, 100,000 shares authorized, 7,360 shares issued and outstanding		368,000
Additional paid-in-capital		559,974
Accumulated deficit		(529,459)
Total Shareholder's Equity		398,515
Total Liabilities and Shareholder's Equity	$	487,231

See accompanying notes to the statement of financial condition

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2015

NOTE 1- Organization and Nature of Business

Metropolitan Capital Investment Banc, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., (the "Parent") was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker, and although it does not currently do so, the Company is approved to hold funds or securities for customers and to carry customer accounts, and is not exempt under SEC Rule 15c3-3. The Company has an account designated for "Exclusive benefit of customers" at Metropolitan Capital Bank & Trust (the "Bank") to hold customer funds.

The Company is primarily engaged in investment banking and advisory services. The Company has received regulatory approval to participate in firm commitment and best efforts underwritings as a lead manager, co-manager, and selling group member but has yet to conduct any transactions in this line of business.

NOTE 2- Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Federal Deposit Insurance Corporation insures cash balances up to $250,000 in any single depository institution. At December 31, 2015 the Company had cash balances in one financial institution which exceed federally insured limits by $186,951.

Non-marketable Securities

The Company has obtained non-marketable securities in three unrelated companies as part of success fees for investment banking transactions in prior years. The securities are carried at a nominal value of $1 each as of December 31, 2015, as there was no cost and the Company had identified no market value to the equity interests at the time of the respective transactions. These ownership shares each represent 10% or less of the underlying companies, respectively and are not part of the core business of the Company.

Allocation of Expenses

The Company entered into an expense sharing agreement with the Parent and the Bank, another wholly owned subsidiary of the Parent, in 2008. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Chicago, Illinois are allocated to the Company from the Parent and the Bank. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the costs at any time during the year.

NOTE 2-Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company uses the accrual method of accounting and recognizes investment banking revenue when there is evidence of an arrangement, the service has been provided, the revenue is fixed and determinable and collectability is reasonably assured.

Referral fee income consists of fees paid by the Bank for successfully referred loans. Fees are based on a Release and Referral Agreement dated September 30, 2011 between the Company and the Bank, and are consistent with standard market rates. Fees are considered earned when the loan closes.

Consulting income (if any) represents fees earned from providing financial consulting services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The allocation of tax is based on each individual company's taxable income, credits, and deductions.

The Company has a tax sharing agreement with the Parent, whereby it reimburses the Parent for the federal, state, and local income taxes incurred from the results of the Company's operations.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. See Note 4 for income taxes allocation.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company is subject to examination by United States federal and state tax authorities for the current and two prior tax years. As of December 31, 2015, management has determined there are no material uncertain income tax positions.

NOTE 2-Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specified the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However, in August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date to fiscal periods beginning after December 15, 2017. The company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

NOTE 3- Related Party Transactions

In accordance with the expense sharing agreement, the Company recognizes the expenses incurred by the Parent and the Bank on the Company's behalf as operating expenses. As of December 31, 2015, the Company owes $34,781 to the Parent and the Bank for shared expenses.

Under the terms of the Sublease Agreement/Service Agreement, which became effective in August 2009 when the Company became a member of FINRA, the Company subleases office space and receives related services from the Bank. This one-year agreement automatically renews for a one-year period unless either party delivers notice to the other party of its intent not to renew.

The Company entered into a customer referral agreement with the Bank in 2011. In accordance with the agreement, the Bank will compensate the Company for loans made by the Bank to the referred customer.

At December 31, 2015, the Company had $14,778 of cash on deposit at the Bank, which is included in Cash and Cash Equivalents in the Statement of Financial Condition.

NOTE 4- Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

Deferred tax assets and liabilities are composed of the following:

Deferred tax assets (liabilities):		
Partnership interest	$	(834)
State NOL		224
Net Deferred tax liability	$	610)

Deferred tax assets and liabilities consist of the interest in partnership, and state net operating loss of $4,373 that will begin to expire in 2024 if not utilized to reduce future taxable income. The Parent and the Company are not subject to examination by taxing authorities for years before 2012.

The Parent and the Company are subject to U.S. federal income tax as well as Illinois, California and New York state income tax.

NOTE 5- Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $250,000, and the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2015, the Company had net capital of $363,013, which exceeded its minimum net capital requirement by $113,013. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1 at December 31, 2015.

NOTE 6- Contingencies

The Company is subject to litigation in the normal course of business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote, and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 7- Subsequent Events

During 2015, the Company entered into an agreement with an unrelated broker-dealer to process and clear securities transactions on a fully disclosed basis. The agreement was submitted to FINRA for approval and has subsequently been approved in 2016. The Company had no activity with this broker-dealer for the year-ended December 31, 2015. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Statement of Financial Condition
December 31, 2015

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.